Exhibit 13.1

Management Report

Group Management Report for the Six Months Ended June 30, 2005

This management report relates to the consolidated financial statements of AIXTRON AG including the following operating subsidiaries (collectively referred to as “AIXTRON”) AIXTRON Inc., Atlanta, United States of America; Thomas Swan Scientific Equipment Ltd., Cambridge, United Kingdom; Epigress AB, Lund, Sweden; AIXTRON cshs, Seoul, South Korea; AIXTRON KK, Tokyo, Japan; and AIXTRON Taiwan Co. Ltd., Hsinchu City, Taiwan.

Upon completion of the acquisition of Genus, Inc., Sunnyvale, California (USA) on March 14, 2005, Genus, Inc. and its subsidiaries have since been consolidated into the expanded AIXTRON group (in the following collectively referred to as “the AIXTRON Group” or “the Company”).

Difficult Market Conditions Continue

In the first six months of 2005, the business of the AIXTRON Group continued to be affected by generally low levels of customer capital equipment spending.

Despite a continued subdued global economic environment and uncertainty in the semiconductor industry, the Company experienced a year-over-year increase in revenues in the first six months of 2005, largely resulting from new silicon semiconductor business generated by Genus, Inc., which was acquired by AIXTRON AG in the first quarter of 2005.

Following the capacity build-up that occurred amongst LED manufacturers during the latter half of 2004 and the subsequent commissioning of that capacity in the first six months of 2005, especially in some Asian markets, the AIXTRON Group’s compound semiconductor systems order intake was lower in the first six months of 2005 than in the comparable prior-year period, although partially offset by the additional system orders taken in the second quarter by Genus, Inc. On the basis of recent competitor announcements, the Company believes its MOCVD market share remains over 60 percent.

Trends in the AIXTRON Group’s end-user markets in the first half of 2005 included:

•	An early-generation capacity build-up for blue laser products and LED backlighting in next-generation liquid crystal displays (LCDs);

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•	Indications of increased global adoption of LEDs in automotive applications;

•	Increased activity in the development of new complex compound material applications as substitution materials in the silicon semiconductor industry;

•	An ongoing transition from mass production passive matrix OLEDs to active matrix OLEDs; and

•	Increased research and development activities for silicon carbide (SiC) applications, driven by basic research and emerging hybrid automotive applications.

Genus, Inc. Broadens AIXTRON’s Product Portfolio

On March 14, 2005, AIXTRON completed the transaction to acquire the business of Genus, Inc. in Sunnyvale, California, an established deposition system supplier to the silicon semiconductor and data storage industries. Through the acquisition of Genus, Inc., AIXTRON has gained production-proven deposition technology for both of these industries and consequently has inherited commercial relationships with some of the world’s leading silicon semiconductor companies.

Genus, Inc. broadens AIXTRON’s technology offering to include the full range of leading-edge deposition technologies for the silicon industry: Atomic Layer Deposition (ALD), Atomic Vapor Deposition (AVD®), and Chemical Vapor Deposition (CVD).

•	Through its StrataGem high-volume production tool family, Genus, Inc. adds production-proven ALD technology, targeted both at the traditional silicon industry for the production of DRAM capacitors and at the data storage industry for the production of Thin Film Heads (TFH). Genus, Inc.’s ALD technology complements AIXTRON’s existing AVD® technology, providing the AIXTRON Group’s diverse customer base with a choice of their preferred deposition technology. While the application of AVD® technology is focussed on very precise planar deposition processes (for example in transistor gate stacks), ALD offers distinct benefits in the deposition of challenging vertical device structures (for example in stack or trench DRAM structures).

•	Genus, Inc.’s LYNX series of metal CVD processing equipment is targeted at the markets for DRAMs and Flash Integrated Circuits (IC), memory devices that are used, for example, in personal computers, digital cameras, and cellular telephones.

•	Additionally, Genus, Inc. addresses other data storage and emerging technology applications to AIXTRON’s product portfolio, such as those used in automotive applications, optical and medical sensors, and inkjet printer heads.

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The complementary set of skills and technologies acquired from Genus, Inc. supports AIXTRON’s strategy of diversifying its core expertise in vapor phase deposition technology into four end customer application groups: compound semiconductors, silicon semiconductors, organic semiconductors, and finally data storage and other emerging applications.

As the world’s leading manufacturer of state-of-the-art deposition equipment for the production of compound semiconductors and other complex materials, the Company’s enhanced product portfolio provides customers with key enabling technologies for the manufacture of a wide variety of complex materials and device structures:

Compound Semiconductors:

•	Light Emitting Diodes (LEDs) for lighting, signalling, and outdoor giant screens

•	Optoelectronic devices such as photo diodes, lasers, or modulators for telecom/datacom applications

•	Laser devices for consumer electronics such as compact disks (CDs), digital versatile disks (DVD), including next generation technology such as High Definition DVD (HD DVD) and “Blu-Ray” DVD technology

•	High-frequency devices, such as Hetero Bipolar Transistors (HBTs) and High Electron Mobility Transistors (HEMTs), for wireless datacom applications

•	Silicon Carbide (SiC)-based Schottky diodes for high-power and high temperature applications

•	Solar cell technology

Silicon Semiconductors:

•	Metal and oxide films for Complementary Metal-Oxide Semiconductors (CMOS) gate stacks used in logic Integrated Circuits (ICs)

•	Metal and oxide films for capacitor structures as used in Dynamic Random Access Memories (DRAMs) and Ferro-Electric Random Access Memories (FeRAMs)

•	Silicon Germanium (SiGe) and Strained Silicon epitaxial layers for high-performance CMOS logic ICs

Organic Semiconductors:

•	Organic LEDs (OLEDs) for Flat Panel and Flexible Display applications

•	OLEDs for solid state lighting and signage applications

•	Organic transparent thin film solar cells

•	Electronic semiconductor structures (plastic electronics) for applications in Flexible Displays, Radio Frequency Identification Devices (RFID)

Data Storage and Emerging Applications:

•	MEMS (Micro-Electro-Mechanical Systems) for the integration of mechanical elements, sensors, actuators, and electronics on a common silicon substrate

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•	Thin Film Heads (TFH), i.e. read-write sensors used in computer and hard disk drives

•	Automotive, optical and medical sensors

•	Inkjet printer heads

The devices that the AIXTRON Group’s customers manufacture, on the Company’s state-of-the-art equipment, are largely destined for end-user applications such as datacom/telecom, consumer electronics, automotive, for industrial products, and, with the Genus acquisition, computing and data storage applications.

Development of the Results of Operations of the AIXTRON Group

The results of operations of the AIXTRON Group include the results of operations of Genus, Inc. and its subsidiaries, which have been consolidated into AIXTRON’s results since March 14, 2005. The comparative values of previous periods do not include the results of Genus, Inc.

Order Intake: Continued Absorption of Installed Customer Base

The total value of equipment orders received in the six months ended June 30, 2005 totaled € 51.1 million, of which € 28.4 million were related to the second quarter of 2005. This compares to equipment orders worth € 67.0 million received in the six months ended June 30, 2004, of which € 36,9 million were related to the second quarter of 2004.

The reduced order intake in the first half of 2005 as compared to the first half of 2004 was largely driven by generally low capital equipment spending amongst LED manufacturers in that period, after significant capacity build-ups in the second half of 2004.

The equipment order backlog as of June 30, 2005 totaled € 52,5 million (including € 10.3 million in deferred revenues for shipped equipment awaiting final customer acceptance), as compared to € 52.5 million (including € 15.9 million in deferred revenues) as of December 31, 2004, and € 73.6 million as of June 30, 2004.

Revenue Growth Supported By Genus, Inc.

The AIXTRON Group’s revenues rose by 11% year over year, from € 60.0 million in the first six months of 2004 to € 66.6 million in the first six months of 2005. Revenues in the first half year of 2005 included additional revenues from AIXTRON AG’s subsidiary Genus, Inc. which has been consolidated into AIXTRON since March 14, 2005.

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The Company’s revenues in the first six months of 2005 (in comparison to the first six months of 2004) were generated in the following regions: United States – 15 percent (10 percent), Asia – 66 percent (80 percent), and Europe – 19 percent (10 percent).

Equipment sales generated 82 percent of consolidated total revenues in the first six months of 2005, compared to 81 percent in the first six months of 2004. The remaining revenues were provided by spare parts sales and service.

Gross Margin Reduction Influenced By Regional and Sector Mix

The Company achieved a gross margin of € 19.9 million or 30 percent of revenues for the first six months of 2005. This compares to € 21.8 million or 36 percent of revenues reported for the first six months of 2004.

The gross margin was negatively impacted by lower manufacturing capacity utilization in the AIXTRON Group’s core compound semiconductor business as well as changes to the Company’s product and regional revenue mix. Additionally, the change in the gross margin was influenced by the Company’s revenue recognition policy as a result of which the costs of goods sold do not necessarily proportionally match the related deferred revenues in any given time period. Accordingly, in the reporting period there was a temporary increase in the cost of goods sold which contributed to a gross margin decline.

Genus, Inc. Consolidation Increases Operating Expenses

The AIXTRON Group’s selling, general and administrative (SG&A) expenses totaled € 18.0 million for the first six months of 2005 (representing 27 percent of revenue), as compared to € 14.4 million for the comparable prior-year period (representing 24 percent of revenue).

This ratio increase in SG&A expenses relative to revenues is largely due to the consolidation of Genus, Inc. SG&A expenses into AIXTRON. The majority of the SG&A expenses are fixed costs.

Reflecting ongoing investments in the development of emerging markets technologies, such as OVPD® and Tricent®, as well as investments in established MOCVD technology, the AIXTRON Group’s Research and Development (R&D) expenses for the first half year of 2005 totaled € 11.9 million (representing 18 percent of revenues), as compared to € 8.5 million (14 percent of revenues) in the first half year of 2004. The increase in R&D expenses is an indication of the Company’s commitment to continuously invest in innovative technology for the future.

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Following the acquisition of Genus, Inc., the Company’s total operating costs, reduced by other operating income, increased from € 19.8 million in the first half year of 2004 to € 25.2 million in the first half year of 2005. The consolidation of Genus, Inc. into AIXTRON contributed to an increase in operating costs which included depreciation and amortization expenses totaling € 1.6 million and development costs totaling € 2.8 million.

Consolidation of Genus, Inc. Impacts The AIXTRON Group’s Net Result

Due in part to the higher cost base resulting from the consolidation of Genus, Inc. into AIXTRON, the AIXTRON Group incurred an operating loss of € 5.3 million in the first six months of 2005, as compared to an operating income of € 2.0 million in the comparable prior-year period.

The Company incurred a net loss after tax of € 2.9 million in the first half year of 2005, representing a net loss per share of € 0.03. This compares to a net income of € 1.2 million in the first six months of 2004, representing a net income of € 0.02 per share.

Dividend

Since the requirements for distributing a dividend were not met in 2004, AIXTRON AG has not paid a dividend for fiscal year 2004.

Reduced Cash Balance

As of June 30, 2005, cash and cash equivalents amounted to € 41.5 million, as compared to € 45.5 million as of December 31, 2004.

The decrease in cash and cash equivalents largely resulted from net cash used in investing activities, including purchases of fixed asset totaling € 6.5 million and purchases of intangible assets totaling € 3.1 million as well as capitalized acquisition payments totaling € 4.3 million, less cash acquired from Genus, Inc. amounting to € 9.0 million.

Corporate Funding

As of June 30, 2005, the Company recorded no bank borrowings. The equity ratio as of June 30, 2005, after AIXTRON’s acquisition of Genus, Inc., was 80 percent. In contrast, the equity ratio was 77 percent as of December 31, 2004.

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Corporate Actions

The following significant corporate events had previously been announced for the first quarter of 2005:

On February 9, 2005, AIXTRON announced the effectiveness of the F-4 Registration Statement, filed with the U.S. Securities and Exchange Commission (SEC).

At a special meeting held on March 10, 2005, the shareholders of Genus, Inc. approved the transaction with the AIXTRON Group with a majority of approximately 61% of the shares entitled to vote at the meeting and 94% of the votes cast at the meeting.

On March 14, 2005, AIXTRON increased its share capital by issuing 24,967,885 new ordinary shares against all issued and outstanding Genus, Inc. common shares as contribution in kind. On the same day, AIXTRON also received approval for admitting the new shares for trading on the Prime Standard trading segment of the Frankfurt Stock Exchange. As of June 30, 2005, the total number of shares outstanding was 89,799,397.

On March 15, 2005, the AIXTRON Group’s American Depositary Shares (ADS) started trading on the NASDAQ in the United States under the ticker symbol AIXG.

In the second quarter of 2005, the following significant corporate events were announced:

At the ordinary stockholders’ meeting on May 18, 2005, the Company’s stockholders approved the creation of new Authorized Capitals I and II.

Under Authorized Capital I, the Executive Board, under certain conditions, has been authorized, with the approval of the Supervisory Board, to increase the share capital on one or several occasions in the period to May 17, 2010 by up to a total of € 35,919,751 against cash and/or non-cash contributions by issuing a total of 35,919,751 new ordinary bearer shares. Amongst other things, the authorization is intended to enable the Executive Board to acquire a company or an equity interest in a company in return for shares if a suitable opportunity arises.

While the Company currently has no specific plans to acquire another business, the Executive Board believes, in order to support its strategy to leverage its core competence in complex materials deposition into new markets, it is important to be able to act quickly if and when appropriate opportunities arise.

Under Authorized Capital II, the Executive Board, under certain conditions, has been authorized, with the approval of the Supervisory Board, to increase the share capital on one or several occasions in the period to May 17, 2010 by up to a total of € 8,979,937 against cash contributions by issuing a total of 8,979,937 new ordinary bearer shares. Amongst other things, the authorization is intended to enable the Executive Board to quickly place new shares in the domestic and international capital markets in a targeted manner.

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Investments for Future Growth

Investments in the first six months of 2005 were largely related to capital expenditures totaling € 6.5 million for purchases of technical equipment and equipment built in-house as well investments in intangible assets totaling € 3.1 million. By comparison, capital expenditures and investments in intangible assets for the first six months of 2004 totaled € 1.1 million and € 0.1 million, respectively. The year-over-year increase in investments was largely due to purchases of technical equipment including testing and laboratory equipment at Genus, Inc. as well as pre-payments for process know-how and the expected patents resulting from a development contract.

Employees

As of June 30, 2005, the AIXTRON Group had 629 employees worldwide. This compares to 443 AIXTRON employees worldwide as of December 31, 2004. The increase in global headcount is largely due to the acquisition of Genus, Inc. The AIXTRON Group’s and AIXTRON’s, respectively, employees as of June 30, 2005 and December 31, 2004, respectively, were located int the following regions: United States – 26 percent (6 percent), Asia – 11 percent (8 percent), and Europe – 63 percent (86 percent).

Changes to the Composition of the Company’s Executive and Supervisory Board

Effective April 1, 2005, the following Executive Board changes were implemented:

Wolfgang Breme, previously Chief Financial Officer at technotrans AG, Sassenberg, Germany, was appointed member of the AIXTRON AG Executive Board and Chief Financial Officer, effective April 1, 2005, replacing Christopher C. Dodson.

Stephen Duane Perry, previously Executive Vice President and member of the AIXTRON Executive Board, left the AIXTRON AG Executive Board, effective April 1, 2005 and assumed executive management responsibilities for Genus, Inc.

Timothy McEntee, previously Executive Vice President and member of the AIXTRON Executive Board, also left the AIXTRON AG Executive Board, effective April 1, 2005, retaining executive management responsibilities for the semiconductor equipment division of AIXTRON AG, including OLED display technology equipment.

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Regarding the appointment of Dr. William W. R. Elder to the AIXTRON AG Executive Board announced on July 1, 2005, please refer to section “Subsequent Events” below.

Research and Development

As a high-technology company, the AIXTRON Group maintains a strong Research and Development (R&D) background with significant resources devoted to internal R&D projects. Reflecting the Company’s commitment to state-of-the-art technology development, R&D expenses in the first six months of 2005 totaled € 11.9 million, or 18 percent of total revenues, as compared to € 8.5 million representing 14 percent of total revenues in the first six months of 2004. The year-over-year increase in R&D expenses was largely due to the consolidation of Genus, Inc. into AIXTRON.

In the second quarter of 2005, the AIXTRON Group completed the installation and hardware qualification of a Generation 1 OVPD® R&D tool at Philips Lighting, Aachen, for the development of novel large-area OLEDs, targeted specifically at future lighting applications.

Additionally, in the second quarter of 2005 the AIXTRON Group completed the hardware installation and process qualification of a 200/300 mm multi-chamber Tricent® tool at IMEC, a world-leading independent research center in nanotechnology. The installation of this tool, which utilizes the Company’s Atomic Vapor Deposition (AVD®) technology, marks an important milestone in IMEC’s research efforts to develop innovative gate electrodes for sub-45 nanometer CMOS transistors. Following the successful tool start-up, the AIXTRON Group and IMEC’s other industrial project partners such as Intel, Samsung, ST Microelectronics, Matsushita, Philips, and Texas Instruments will focus on further research into the deposition of novel high-k and metal materials for the next generation of transistors.

Shares and Stock Options

The AIXTRON Group does not hold any of its own shares.

As of June 30, 2005, the members of the Supervisory Board and the members of the Executive Board held a total of 13,000 (end of previous quarter: 12,260) shares in AIXTRON AG. As of June 30, 2005, the members of the Executive Board held 192,258 (end of previous quarter: 446,108) stock options for shares in AIXTRON AG. No member of the Supervisory Board held stock options for shares in AIXTRON AG.

AIXTRON’s employees held 3,532,785 AIXTRON stock options representing the right to receive 4,254,331 AIXTRON AG common shares as of June 30, 2005, unchanged from December 31, 2004. The employees of Genus, Inc. held 4,021,514 Genus, Inc. stock options representing the right to receive 2,050,972 ADSs of AIXTRON AG, as of June 30, 2005.

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As part of the Genus, Inc. transaction, a trust for the employee stock options of the Genus, Inc. employees was set up, into which ADSs of AIXTRON AG were deposited after the capital increase on March 14, 2005.

Business Outlook

The AIXTRON Group believes that the business climate may remain difficult for the remainder of 2005, with a possible pick-up in business activity in the second half of 2005. Nevertheless, the Company expects to maintain its very strong position in the Compound Semiconductor MOCVD system market and remains positive about its ability to build a much stronger position in both the OVPD® Display and the Silicon semiconductor arenas in the coming year. The Executive Board believes, the latter opportunity in Silicon is enhanced by the acquisition of Genus, Inc. in the medium- to long-term and the focus for management in 2005 remains on the integration and consolidation of the AIXTRON and Genus, Inc. Silicon groups.

Assuming a pick-up in order intake in the course of the second half of 2005, the Company revises its forecast for total revenues in 2005 down from a range of approximately € 160 million to € 170 million previously to a range of approximately € 150 million to € 160 million now, with a net loss for 2005 still in the range of approximately € 10 million and € 15 million.

Whilst the Company believes that its pre-acquisition core business will break even on the predicted sales revenues in 2005, a combination of an anticipated decline in the Euro / $ exchange rate, as predicted by leading economic observers, as well as the post-acquisition adjustments at Genus, Inc. related to the amortization of intangible assets and development cost expensing would lead to the net loss guidance.

Subsequent Events

On July 1, 2005, the AIXTRON Group’s Supervisory Board appointed Dr. William W. R. Elder to the Company’s Excecutive Board. Dr. Elder was previously Chairman, President and CEO of Genus, Inc., which was acquired by AIXTRON on March 14, 2005, and will act as Chairman of the AIXTRON Group’s Silicon Semiconductor business interests, which includes both Genus (Sunnyvale, California) and the AIXTRON Silicon Semiconductor business (Aachen, Germany), focussing on the integration and development of a combined Silicon technology platform to meet the needs of the Semiconductor industry.

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Balance Sheet

Consolidated Balance Sheet (US GAAP)

Euro in thousands	30.06.2005*	31.12.2004
Assets

Current assets
Cash and cash equivalents	41,485	45,498
Accounts receivable less allowances of k € 435 (Previous year: k € 199)	20,749	16,008
Inventories	46,066	35,101
Other current assets	4,008	6,005
Deferred income taxes – net	3,268	2,309
Total current assets	115,576	104,921

Fixed assets
Goodwill	110,296	13,633
Other intangible assets	30,867	4,295
Property, plant and equipment – net	49,041	41,598
Total fixed assets	190,204	59,526

Other long-term assets
Other non-current assets	203	5,820
Deferred tax assets	7,483	4,613
Total other long-term assets	7,686	10,433

Total assets	313,466	174,880

Liabilities & shareholders’ equity

Current liabilities
Accounts payable	17,002	10,769
Advanced payments from customers	13,378	13,529
Accrued expenses and other current liabilities	21,616	12,415
Convertible bonds	9,560	3
Deferred revenues	1,235	1,845
Total current liabilities	62,791	38,561

Long-term liabilities
Other long-term liabilities	230	104
Pensions accrual	907	811
Total long-term liabilities	1,137	915

Total liabilities	63,928	39,476

Shareholders’ equity
Subscribed capital	89,799	64,832
No. of shares: 89,799,397 (previous year: 64,831,512)
Additional paid-in capital	120,405	27,647
Retained earnings	40,939	43,797
Accumulated other comprehensive loss	(1,605)	(872)
Total shareholders’ equity	249,538	135,404

Total liabilities and shareholders’ equity	313,466	174,880

*	unaudited

See Notes to Consolidated Financial Statements

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Statement of Income

Consolidated Statement of Income (US GAAP)*

Euro in thousands, except per share amounts	2005		2004
	Q1-Q2	Q2	Q1-Q2	Q2
Sales revenues	66,623	44,375	59,987	33,366
Cost of sales	46,725	32,848	38,210	21,179

Gross profit	19,898	11,527	21,777	12,187

Operating expenses
Selling expenses	10,513	6,764	8,424	4,501
General and administration expenses	7,528	4,375	5,956	3,362
Research and development costs	11,906	6,910	8,516	4,076
Other operating income	6,550	3,574	3,397	1,097
Other operating expenses	1,841	925	252	(124)

Operating income (loss)	(5,340)	(3,873)	2,026	1,469

Interest income	382	198	412	215
Interest expense	111	80	1	0

Income (loss) before income taxes	(5,069)	(3,755)	2,437	1,684

Provision (benefit) for income taxes	(2,211)	(1,766)	1,303	979

Net income (loss) before minority interest	(2,858)	(1,989)	1,134	705

Minority interests	0	0	29	6

Net income (loss)	(2,858)	(1,989)	1,163	711

Net income (loss) per common share
Basic	(0.03)	(0.02)	0.02	0.01
Diluted	(0.03)	(0.02)	0.02	0.01

Weighted average number of shares used in computing per share amounts:
Basic	89,799,397	89,799,397	64,831,512	64,831,512
Diluted	89,799,397	89,799,397	65,329,074	65,329,074

Consolidated Statements of Comprehensive Income (Loss)
(Euro in thousands)
Net income (loss)	(2,858)	(1,989)	1,163	711
Foreign currency translation adjustments	(623)	6,370	(1,371)	(2,190)
Gain (loss) on derivate financial instruments	(982)	185	613	1,303

Comprehensive income (loss)	(4,463)	4,566	405	(176)

*	unaudited

See Notes to Consolidated Financial Statements

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Statement of Cash Flows

Consolidated Statement of Cash Flows (US GAAP)*

Euro in thousands	Q1-Q2 2005	Q1-Q2 2004
Operating Activities
Net income (loss)	(2,858)	1,163
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock compensation	18	38
Depreciation and amortization expense	4,304	3,000
Loss (gain) on disposal of fixed assets	13	90
Deferred income taxes	(3,673)	1,331
Changes to assets and liabilities:
Accounts receivable	(812)	(9,573)
Inventories	2,495	(9,086)
Other Assets	(2,694)	(193)
Accounts payable	2,186	38
Accrued expenses and other current liabilities	4,216	4,515
Deferred revenues	(3,292)	6,870
Long-term liabilities	67	0
Advanced payments from customers	(151)	6,143
Net cash provided by (used in) operating activities	(181)	4,336

Cash Flows provided by (used in) Investing Activities
Cash acquired from acquisition of Genus, Inc.	9,049	0
Capitalized acquisition expenses	(4,332)	0
Purchase of fixed assets	(6,542)	(1,111)
Purchase of intangible assets	(3,074)	(119)
Net cash used in investing activities	(4,899)	(1,230)

Cash Flow provided by (used in) Financing Activities
Change in minority interest	0	139
Net cash provided by (used in) financing activities	0	139

Effect of exchange rate changes on cash	1,067	163

Net change in cash and cash equivalents	(4,013)	3,408
Cash and cash equivalents – beginning of period	45,498	45,303
Cash and cash equivalents – end of period	41,485	48,711

Supplemental disclosures:
Interest paid	2	1
Income taxes	111	156

*	unaudited

See Notes to Consolidated Financial Statements

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Statement of Shareholders’ Equity

Consolidated Statement of Changes in Shareholders’ Equity (US GAAP)

Euro in thousands

						Other Comprehensive Income
	No. of issued ordinary shares of the AIXTRON AG	Common Stock	Add. Paid-in Capital		Retained Earnings	Foreign currency translation adjustments	Derivative Financial Instruments	Total Share- holders’ Equity
Balance at January 1st, 2005	64,831,512	64,832	27,647		43,797	(2,196)	1,324	135,404

Net loss					(2,858)			(2,858)
Increase in share capital by contribution in kind	24,967,885	24,967	92,741					117,708
Deferred stock compensation			18					18
Foreign currency translation adjustment						1,573		1,573
Gain (loss) on derivative financial instruments							(2,306)	(2,306)

Balance at June 30th, 2005*	89,799,397	89,799	120,405	**	40,939	(623)	(982)	249,538

Comparative figures for prior-year period:

Balance at January 1st, 2004	64,831,512	64,832	27,584		36,651	(2,244)	1,469	128,292

Net income					1,163			1,163
Deferred stock compensation			38					38
Foreign currency translation adjustment						873		873
Gain (loss) on derivative financial instruments							(856)	(856)

Balance at June 30th, 2004*	64,831,512	64,832	27,622		37,814	(1,371)	613	129,510

*	unaudited
**	rounded

See Notes to Consolidated Financial Statements.

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Segment disclosure

AIXTRON Segment disclosure for the six months to June 30, 2005 and the second quarter of 2005 (unaudited)

(EUR in thousands)

Segment information has been prepared in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Management has determined that the Company has one reporting segment in the supply of vapor phase deposition equipment. Following the integration of Genus, Inc, the Company is currently in the process of determining whether silicon equipment will be reported separately. The Company markets and sells the majority of its products in Asia, Europe, and the United States, principally through its direct sales organization and appointed agents.

The following table summarizes net sales and identifiable assets for the significant geographic areas in which the Company operates. Management has determined it is impractical to provide sales data by product as all product sales can be aggregated into one group based upon the common technology.

	Asia	Europe		United States	Elimination	Consolidated
Three months to June 30, 2005
Net sales to unaffiliated customers	31,615	7,764		4,996	0	44,375
Inter-company sales	1,427	1,175		2,378	(4,980)	0

Total net sales	33,042	8,939		7,374	(4,980)	44,375

Three months to June 30, 2004
Net sales to unaffiliated customers	27,424	2,536		3,406	0	33,366
Inter-company sales	1,245	1,237		3,755	(6,237)	0

Total net sales	28,669	3,773		7,161	(6,237)	33,366

Six months to June 30, 2005
Net sales to unaffiliated customers	43,662	12,685		10,276	0	66,623
Inter-company sales	2,517	2,597		3,903	(9,017)	0

Total net sales	46,179	15,282		14,179	(9,017)	66,623

Long-lived assets – Property, plant and equipment	795	41,988	*	6,258	0	49,041

Six months to June 30, 2004
Net sales to unaffiliated customers	48,072	6,029		5,886	0	59,987
Inter-company sales	2,280	1,778		5,014	(9,072)	0

Total net sales	50,352	7,807		10,900	(9,072)	59,987

Long-lived assets – Property, plant and equipment	1,105	40,666	*	117	0	41,888

*	82,62% (EUR 40,519) and 93,24% (EUR 39,055) of the total identifiable assets were located in Germany at June 30, 2005 and 2004, respectively.

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Further disclosures

Notes To The Consolidated Financial Statements Of The AIXTRON Group (unaudited)

Basis of Presentation

The consolidated financial statements have been prepared and published in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of AIXTRON AG and all of its majority-owned and controlled subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation. Any minority interest is recorded in the statements of operations in the income or loss of these subsidiaries, respectively. Any cumulative retained losses relating to a minority interest in a subsidiary that exceed the minority interest in the equity capital of the subsidiary are not allocated to the minority interest.

Significant Accounting Policies

The accounting policies used for the preparation of this report are the same as those used in the consolidated financial statements as of December 31, 2004.

Subsequent Events after June 30, 2005

Appointment of a new Executive Board member

On July 1, 2005 Dr. William W. R. Elder was appointed to the Executive Board of AIXTRON. Dr. Elder will be responsible for the activities of Genus, Inc. and the AIXTRON Silicon Semiconductor business.

Accordingly, as of July 1, 2005 the Executive Board of AIXTRON AG was composed of the following members:

•	Paul Hyland, Aachen, President and Chief Executive Officer

•	Wolfgang Breme, Aachen, Executive Vice President and Chief Financial Officer

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•	Dr. Bernd Schulte, Aachen, Executive Vice President and Chief Operating Officer

•	Dr. William W. R. Elder, California, Executive Vice President

Aachen, August 2005

AIXTRON Aktiengesellschaft, Aachen

Executive Board

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Forward-Looking Statements

This report may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “anticipate,” “contemplate,” “intend,” “plan,” “believe”, “continue” and “estimate,” and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

Additional Information

For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission’s website at www.sec.gov.

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